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                            June 26, 2020

       Eric A. Adams
       President and Chief Executive Officer
       InMed Pharmaceuticals Inc.
       Suite 310-815 W. Hastings Street
       Vancouver, B.C. V6C 1B4
       Canada

                                                        Re: InMed
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 19, 2020
                                                            File No. 333-239319

       Dear Mr. Adams:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1 filed on June 19, 2020

       Business
       Our Product Candidates and Technologies
       Key Milestones, page 79

   1. We note your response to comment 3. It appears that your Collaborative Research
                                                        Agreement with the
University of British Columbia is material to your business. Please disclose in the Summary
section that such agreement may be terminated by either party upon 30 calendar days'
written notice, as referenced on page 79.
 Eric A. Adams
InMed Pharmaceuticals Inc.
June 26, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ibolya Ignat at 202-551-3636 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,
FirstName LastNameEric A. Adams
                                                           Division of
Corporation Finance
Comapany NameInMed Pharmaceuticals Inc.
                                                           Office of Life
Sciences
June 26, 2020 Page 2
cc:       Daniel M. Miller, Esq.
FirstName LastName